                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                 RISCORP, INC.
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                                (Name of Issuer)

           Shares of Class A Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   767597107
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                                 (CUSIP NUMBER)

                             BLAVIN & COMPANY, INC.
                           29621 Northwestern Highway
                          Southfield, Michigan  48034
                            Tel. No.: (248) 213-0457
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               - with copies to -

                            Eliot D. Raffkind, P.C.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                 March 17, 1998
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            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.  767597107
                                      13D
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1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Blavin & Company, Inc.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    AF, WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,034,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,034,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,034,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.25%
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14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO.  767597107
                                      13D
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1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Paul W. Blavin
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF, WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,034,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,034,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,034,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.25%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

                  This Schedule 13D (the "Schedule 13D") is being filed on behalf of Blavin & Company, Inc., a Delaware corporation ("BCI"), and Mr. Paul
W. Blavin, the principal of BCI, relating to shares of Class A Common Stock of Riscorp, Inc. (the "Issuer").

                  This Schedule 13D relates to shares of Class A Common Stock of the Issuer purchased by BCI for the account of (i) PWB Value Partners, L.P. ("PWB"), of which BCI is the general partner, and (ii) two institutional clients for which BCI acts as investment advisor (collectively, the "Clients").

ITEM 1.                  SECURITY AND ISSUER

                  Securities acquired:        Shares of Class A Common Stock,
                                              par value $0.01 per share

                  Issuer:       Riscorp, Inc.
                                1390 Main Street
                                Sarasota, Florida  34236
                                Tel. No. (941) 906-2000

ITEM 2.                  IDENTITY AND BACKGROUND

                  Blavin & Company, Inc., a Delaware corporation, provides investment management services to private individuals and institutions and is located at 29621 Northwestern Highway, Southfield, MI 48034. Mr. Blavin is the principal of BCI. The principal occupation of Mr. Blavin is investment management, and he is a United States citizen. His business address is 29621 Northwestern Highway, Southfield, MI 48034. Neither BCI nor Mr. Blavin has been convicted in a criminal proceeding during the last five years. Neither BCI nor Mr. Blavin is and during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                  SOURCE AND AMOUNT OF FUNDS

                  As of March 27, 1998, BCI had invested (i) $1,194,843.06 in shares of Class A Common Stock through PWB and (ii) $703,576.85 and $303,929.18 in shares of Class A Common through each of the Clients, all as described in
Item 5 below. The source of these funds was the working capital of each of PWB and the Clients, as the case may be.

ITEM 4.                  PURPOSE OF THE TRANSACTION

                  BCI and Mr. Blavin acquired shares of Class A Common Stock for portfolio investment purposes and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer, but BCI and Mr. Blavin reserve the right to consider or make such plans and/or proposals in the future. BCI and Mr. Blavin reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of BCI's general investment and trading policies, market conditions or other factors. BCI may contact the Issuer and/or other shareholders regarding potential strategies to increase shareholder value. Other than as described above, neither BCI nor Mr. Blavin has present plans or proposals which would result in any of the following:

                     1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                     2) any sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                     3) any change in the present board of directors or managers of the issuer;

                     4) any material change in the present capitalization or dividend policy of the issuer;

                     5) any other material change in the issuer's business or corporate structure;

                     6) any change in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                     7) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

                     8) causing a class of securities of the issuer to become eligible for termination of registration pursuant to
                 Section 12(g)(4) of the Act; or

                     9) any action similar to any of those enumerated above.

ITEM 5.                  INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of March 27, 1998, BCI and Mr. Blavin are beneficial owners of 1,034,000 shares of Class A Common Stock of the Issuer or 8.25% of the shares outstanding. The 1,034,000 shares described above are beneficially owned by BCI and Mr. Blavin for the account of PWB and each of the Clients, as the case may be.

                  The number of shares beneficially owned by BCI and Mr. Blavin and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of BCI and Mr. Blavin on March 18, 1998 is based on 12,533,671 outstanding shares of Class A Common Stock as of January 28, 1998 as reported in the Issuer's Proxy Statement filed with the Commission on March 3, 1998.

                  (b) BCI and Mr. Blavin for the account of each of PWB and the Clients have the power to vote and dispose of the shares of Class A Common Stock held by each such entity.

                  (c) The transactions in the Issuer's securities by BCI during the last sixty days are listed as Annex A attached hereto and made apart hereof.

                  (d)    Not Applicable.

                  (e)    Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Not Applicable.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

                  Not Applicable.

                                    ANNEX A


            Transaction       Buy/Sell        Quantity          Price per
               Date                           (shares)          Share ($)
            -----------       --------        ---------         ---------
              2/20/98            Buy              15,000           1.3012
              2/23/98            Buy              14,000           1.3860
              2/24/98            Buy              16,500           1.3950
              2/26/98            Buy               5,000           1.4575
              2/27/98            Buy              10,000           1.4887
              3/02/98            Buy              35,500           1.5789
              3/06/98            Buy             163,500           2.1343
              3/09/98            Buy             131,800           2.1527
              3/11/98            Buy             132,500           2.1671
              3/12/98            Buy              67,500           2.1700
              3/13/98            Buy              30,000           2.1700
              3/17/98            Buy              53,500           2.1756
              3/18/98            Buy              70,800           2.2273
              3/19/98            Buy              32,500           2.2580
              3/20/98            Buy              55,000           2.2444
              3/23/98            Buy              58,900           2.2387
              3/24/98            Buy              32,500           2.2541
              3/25/98            Buy              73,000           2.3012
              3/26/98            Buy              11,500           2.3615
              3/27/98            Buy              25,000           2.3843
                                               ---------
                                               1,034,000

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 27, 1998


                                     Blavin & Company, Inc.


                                     By: /s/ Paul W. Blavin
                                        ----------------------------------------
                                         PAUL W. BLAVIN, President



                                       /s/ Paul W. Blavin
                                     -------------------------------------------
                                     PAUL W. BLAVIN